SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 March 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated  01 March 2011
                re:    'Project Verde Moves Ahead'

13/11                                                                                                                                  1 March 2011

LLOYDS BANKING GROUP MOVES AHEAD WITH PROJECT VERDE

In order to meet its obligations under the State Aid commitments and to ensure the Group maintains the maximum flexibility in its options, Lloyds Banking Group is accelerating the start of the disposal process of the Divestment Business ('Project Verde') as set out in the agreed Term Sheet.

Moving ahead with the disposal follows the excellent progress the bank has made on integration.

Following the appointment of António Horta-Osório as Chief Executive of Lloyds Banking Group on 1 March 2011, the bank has also announced the launch of a Strategic Review of the bank's Medium Term Plan.  The conclusions of the Strategic Review will be announced around the end of the first half of 2011.

The Strategic Review will cover all aspects of the business and will focus on ensuring that customers will be at the heart of the bank's future strategy by supporting UK households and businesses.

To support this commitment, the Group will place a moratorium on announcing further UK branch closures until the end of 2011 and pending the Strategic Review.

António Horta-Osório, Lloyds Banking Group Chief Executive said:

"Today's announcements mark the start of the next phase of Lloyds Banking Group's development.  As the integration of our business comes to a close in the coming months, we have a unique opportunity to redefine our future and demonstrate how we will drive long-term value for our customers, shareholders and employees."

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver                                                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media Relations
Brigitte Trafford                                                                      +44 (0) 20 7356 1849
Group Communications Director
Email: brigitte.trafford@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  01 March, 2011